FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

BTQ Technologies Corp. (the "Company")

16 - 113 555 Burrard Street

Vancouver, BC, V7X 1M8

Item 2. Dates of Material Change

December 16 and December 19, 2024

Item 3. News Releases

News releases relating to the material change were disseminated through Cision on December 16 and December 19, 2024.

Item 4. Summary of Material Change

On December 16, 2024, the Company announced that it had entered into an agreement with A.G.P. Canada Investments ULC ("A.G.P. Canada"), who had agreed to sell, on a commercially reasonable efforts private placement basis, up to a maximum of 3,355,704 common shares of the Company ("Common Shares") at a price of C$2.98 per Common Share, for aggregate gross proceeds of up to approximately C$10,000,000 (the "Offering").

On December 19, 2024, the Company announced the closing of the Offering. Under the Offering, the Company sold 3,355,704 Common Shares (the "Offered Securities") at a price of C$2.98 per Common Share, for aggregate gross proceeds of approximately C$10,000,000.

Item 5. Full Description of Material Change

On December 16, 2024, the Company entered into an agreement with A.G.P. Canada, who agreed to sell, on a commercially reasonable efforts private placement basis, up to a maximum of 3,355,704 Common Shares at a price of C$2.98 per Common Share, for aggregate gross proceeds of up to approximately C$10,000,000.

The Offered Securities issued under the Offering were offered to purchasers pursuant to the listed issuer financing exemption ("LIFE Exemption") under Part 5A of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), in the provinces of British Columbia, Alberta and Ontario. The Offered Securities are not subject to resale restrictions pursuant to applicable Canadian securities laws in accordance with the LIFE Exemption.

The Company paid A.G.P. Canada a cash fee equal to 7% of the gross proceeds from the Offering. In addition, the Company issued A.G.P. Canada non-transferable broker warrants (each, a "Broker Warrant") equal to 5% of the Offered Securities sold pursuant to the Offering. Each Broker Warrant is exercisable for one Common Share at a price of C$4.09 per Common Share for a period of 60 months following the completion of the Offering.

The Offered Securities have not been, and will not be, registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements under the U.S. Securities Act and applicable U.S. state securities laws. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Olivier Roussy Newton, Chief Executive Officer

Telephone Number: 323-537-7681

Item 9. Date of Report

December 19, 2024